Exhibit 99.1

Tsakos Energy Navigation (TEN) Reports Strong Profits for the Third Quarter And First Nine Months of 2003

Net Income Increases 1124% Compared With Third Quarter Of 2002

ATHENS, Greece, Nov. 7 /PRNewswire-FirstCall/ — Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) today reported unaudited results for the third quarter and first nine months of 2003.

TEN’s Third Quarter Highlights:

*	Company reports EPS of $0.47 versus $0.04 in the like period of 2002

*	Net income rose 1124% to $8.03 million

*	Company took delivery of a new aframax and the last in a series of four new panamaxes

TEN’s Nine Months Highlights:

*	Reported record EPS of $2.61 a 402% increase over the like period of 2002.

*	Net income increased 463% to a record $44.81 million

*	Took delivery of six new building: two aframaxes and four panamaxes.

Net revenues for the third quarter of 2003 were $52.45 million compared with $29.26 million in the third quarter of 2002. Income before depreciation was $16.80 million for the third quarter of 2003 against $7.05 million in the like period of 2002. Net income in the most recent quarter was $8.03 million compared with $0.66 million in the third quarter last year. Earnings per share, basic, based on the weighted average number of shares outstanding, was $0.47 in the third quarter of 2003 as compared with $0.04 in the third quarter of 2002.

Net revenues for the first nine months of 2003 were $169.65 million, compared with $84.40 million for the like period of 2002. Operating income for the nine months of 2003 was $53.48 million versus $17.06 million for the nine months of 2002. Income before depreciation was $69.13 million for the first three quarters of 2003 as against $25.30 million for the like period of 2002. Net income for the first nine months of 2003 was $44.81 million versus $7.96 million in the nine months of 2002. Earnings per share, basic, based on the weighted average number of shares outstanding was $2.61 in the three quarters of 2003 as compared with $0.52 in the three quarters of 2002.

Voyage expenses, defined as variable cost for operation of vessels in the spot market, for the first nine months of 2003 were $46.79 million compared with $21.42 million for the like period of 2002 reflecting an increase in fleet size and several more vessels being on spot charter. Operating costs increased to $34.65 million in the nine months of 2003 from $22.47 million in 2002 due to the expanded fleet, higher insurance rates, added repair costs, and the impact of a weaker U.S. dollar.

Depreciation and amortization costs were $30.18 million in the nine months of 2003 up from $20.44 million in 2002 reflecting significant fleet expansion. For the same reason management and overhead costs have been $4.56 million thus far this year versus $3.02 million for the first nine months of 2002. Interest and finance costs were $8.84 million for the first nine months versus $9.71 million in the like period of 2002 reflecting lower effective finance rates which more than offset the increase in debt to partially fund the expansion of the fleet.

Vessel operating expenses rose reflecting the increased number and size of TEN’s vessels, but per vessel costs were reasonably contained ($5,688 per vessel in the nine months of 2003 as compared with $5,402 per vessel in the first nine months of 2002) despite higher insurance rates and the impact of the weakened U.S. dollar.

“TEN continues to deliver solid financial performance and value to our shareholders,” stated Mr. Nikolas Tsakos, President and CEO of TEN. “Management’s attention to detail, our ability to provide quality service and tonnage to our clients and our competitive cost structure serve as the foundation to our continued success. The benefit of a 101% increase in net revenues was transmitted fully to the bottom line with net income in the first nine months recording a healthy 463% increase.”

FLEET EXPANSION

The expansion program initiated in 1997 continues to provide TEN with strong organic growth. During 2003, the company has added six new buildings to its fleet comprised of two aframaxes and four panamaxes. To date, the program has added sixteen newbuildings to the fleet. Mr. Tsakos added, “Our newbuildings scheduled for delivery in 2004, 2005, and 2006 currently include three handysize products carriers and four suezmaxes, all of which are ice classed.” TEN also holds additional options for three additional handysize product carriers.

Mr. Tsakos noted, “The newbuilding program has given us the ability to design our fleet to meet the evolving needs of our clients and to benefit from the economies of sister ship operations. Our seven firm future deliveries plus our three options brings the overall newbuilding program to 26 vessels, positioning us with one of the youngest and most modern fleets of tankers in the world.”

Assuming no interim retirement of older vessels, the following table illustrates the composition of TEN’s fleet after the firm deliveries cited above:

TYPE	DOUBLE HULL		DOUBLE/SINGLE HULL	SINGLE HULL	TOTAL
VLCC	1				1
Suezmax	8	*			8
Aframax	7	*		3	10
Panamax	7			1	8
Handysize	3		4		7
Total	26		4	4	34
*	Includes 2 suezmaxes, and one aframax chartered-in

“The importance of our organic growth program is directly evidence in its impact on profits,” Mr. Tsakos continued. “TEN’s newbuildings since 1997 comprise approximately 53% of the active fleet, and produced profits of approximately $39 million, or 85% of net income, during the first nine months of 2003.”

TANKER PROSPECTS

The general expectation of industry analysts is that worldwide consumption of oil will increase by a total of 1.4% in 2003. Early forecasts suggest similar growth next year. Near term demand for tanker capacity will be influenced by the low level of inventories, winter heating demands in the northern hemisphere, and the sources of oil shipments. TEN believes the promise of growth in the U.S. and the Pacific Rim economies as well as India support the expectations for increased demand for petroleum and its products over coming months.

The supply side should experience modest growth in overall tanker carrying capacity. However, regulatory restrictions and charterer selectivity should promote solid demand for well managed modern tonnage. TEN is encouraged by the modest seasonal swings in the second and third quarter of 2003 and the favorable comparisons in rates during October 2003. It is reasonable to assume that the typical upswing in tanker rates during the northern hemisphere winter months will be repeated.

TEN’S OUTLOOK

TEN has benefited from the strong spot market for suezmaxes and aframaxes enjoyed throughout the bulk of 2003 and the timing of fleet additions has been most fortunate. Although TEN expects cost pressures will continue due to a soft U.S. dollar, high bunker prices, and rising insurance rates, TEN expects favorable earnings comparisons in the final quarter of 2003.

Consistent with TEN’s corporate policy, management has maintained a balance in its employment mix with an emphasis on fixing selected vessels on a medium to long-term basis. Currently, TEN has 20 vessels on period employment (including fixed rate, variable rate, and minimum rate plus charters) and 7 vessels operating in the spot market. Approximately 65% of available days for existing vessels are under contract for 2004 with total projected minimum revenues of those charters of approximately $120 million.

SHARE REPURCHASE

During the first ten months of 2003, the company has repurchased and retired 140,100 shares of common stock. The repurchase program has $2.4 million in remaining authorized funds. The company plans to make share purchases on the open market in coming months, but has not set a timetable for such purchases.

DIVIDEND PAYMENT

During October 2003, the Board of Directors declared and the company paid a semi-annual dividend of $.050, per share. The Directors will consider the next dividend in February for payment in April.

CONFERENCE CALL

At 10:00 A.M. Eastern Time today, TEN will host a conference call to review third quarter results as well as management's outlook for the business. The call, which will be hosted by TEN's senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial (800) 289-0544 approximately five minutes prior to the start time. To participate in the call outside the United States or Canada, please dial (913) 981-5533 five minutes prior to the start time. The Conference ID is 366523. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialling (888) 203-1112 inside the United States and Canada and (719) 457-0820 outside the United States and entering the Conference ID 405889.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at http://www.firstcallevents.com/service/ajwz393001107gf12.html approximately ten minutes before the start of the call.

Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the broadcast will be available within one hour of the live call.

ABOUT TSAKOS ENERGY NAVIGATION

TEN currently operates a fleet of 27 tankers (including one chartered-in aframax, the Olympia, and the two suezmaxes, Decathlon and Pentathlon, recently the subject of the sale and charter-back deal). The fleet comprises 2,681,827 DWT and has an average age of 6.3 years, compared to the average for the world's tanker tonnage which has an average age of 13.3 years. Following delivery this year of the Maya, Marathon, Inca, Aztec, Parthenon and Andes, TEN is scheduled to take delivery of a further seven newbuildings in 2004, 2005 and early 2006. The resulting fleet of 34 vessels (including the chartered-in aframax and suezmaxes) with 3,449,000 DWT will include 23 newbuildings (1997-2006) with 2,750,000 DWT.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
STATEMENT OF INCOME DATA
Revenue from vessels	$55,105	$30,814	$177,833	$88,860
Revenue from vessels, net	52,453	29,258	169,654	84,398
Voyage expenses	17,036	7,841	46,792	21,416
Vessel operating expenses	12,718	8,033	34,645	22,467
Depreciation	8,771	6,397	24,326	17,344
Amortization of deferred drydocking charges	1,816	911	5,849	3,091
Management fees and G&A expenses	1,623	1,113	4,557	3,022
Operating income	10,488	4,963	53,484	17,058
Interest and finance costs, net	(2,557)	(4,436)	(8,835)	(9,708)
Interest Income	90	183	299	659
Foreign currency gains (losses)	(52)	(54)	(258)	(49)
Share of profits of joint-venture	(43)	—	621	—
Other income/(expense)	106	—	(504)	—
Net income	$8,032	$656	$44,806	$7,960
Earnings per share, basic	$0.47	$0.04	$2.61	$0.52
Earnings per share, diluted	$0.47	$0.04	$2.60	$0.52
Weighted average number of shares outstanding
Basic	17,179,420	16,947,442	17,148,401	15,245,193
Diluted	17,205,637	16,971,139	17,205,598	15,268,891

	September 30, 2003	December 31, 2002
BALANCE SHEET DATA
Cash and cash equivalents	39,436	39,674
Current assets, including cash	81,385	75,752
Investment in joint-venture	—	10,577
Net Fixed Assets (including advances for vessels under construction)	782,214	595,106
Deferred charges	21,215	13,110
Total assets	$884,814	$694,545
Current portion of long-term debt	44,543	30,211
Current liabilities, including current portion of long-term debt	92,998	66,194
Long-term debt, net of current portion	479,526	355,741
Deferred income, net of current portion	4,538	5,166
Total stockholders’ equity	307,752	267,444
Total liabilities and stockholders’ equity	$884,814	$694,545

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
OTHER FINANCIAL DATA
Net cash from operating activities	$17,742	$6,521	$65,421	$22,781
Net cash (used in) investing activities	$(74,252)	$(37,680)	$(200,286)	$(171,174)
Net cash from financing activities	$41,459	$29,086	$134,627	$150,544

FLEET DATA
Vessel overhead costs per ship per day		$643	$655	$661	$642
Average number of vessels during period		27.4	18.5	25.3	17.2
Number of vessels at end of period		27.0	19.0	27.0	19.0
Average age of fleet	Years	6.3	7.8	6.3	7.8
Dwt at end of period (in thousands)		2,681.8	1,864.4	2,681.8	1864.4
Time charter employment	Days	951	828	2,594	2,299
Period employment (pool and coa) at market rates	Days	496	357	1,333	1,152
Spot voyage employment at market rates	Days	779	370	2,433	980
Total operating days		2,226	1,555	6,360	4,431
Total available days		2,523	1,699	6,897	4,705
TCE per ship per day		$17,919	$15,720	$21,475	$16,207
Net daily revenue per ship per day		$23,564	$18,815	$26,675	$19,047
Operating expenses per ship per day		$5,622	$5,302	$5,688	$5,402
Operating cash flow per ship per day		$8,358	$7,191	$12,109	$7,958

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

		Three Months Ended September 30, 2003
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		1	4	10.4	7.2	4.8
Number of vessels at end of period		1	4	10	8	4
Dwt at end of period (in thousands)	Dwt	301.2	657.2	1,020.8	539.7	162.9
Percentage of total fleet		11.2%	24.5%	38.1%	20.1%	6.1%
Average age at end of period	Years	5.1	1.0	7.4	7.8	17.4
TCE per ship per day		$35,500	20,009	16,631	19,271	11,552
Operating expenses per ship per day		$41	5,569	6,079	5,495	4,819
Operating cash flow per ship per day		$24,651	12,165	7,549	9,926	2,167

	Nine Months Ended September 30, 2003
Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels	1	4	9.2	6.1	5.0
TCE per ship per day	$35,500	29,263	20,778	21,481	11,567
Operating expenses

per ship per day	$121	5,374	6,215	5,584	5,054
Operating cash flow per ship per day	$24,566	21,583	12,258	11,893	2,816

Newbuildings and pre-1997 acquired vessels

	Third Quarter 2003
	Newbuildings	Acquired	Combined
Average number of vessels	15.6	11.8	27.4
Percentage of total fleet in dwt	74%	26%	100%
Average age at end of period (years)	2.5	16.9	6.3
Utilization in period	94%	81%	88%
TCE per ship per day	$18,916	$14,281	$17,919
Operating expenses per ship per day	$5,411	$5,884	$5,622
Revenue from vessels, net ($ thousand)	$36,639	$15,814	$52,453
Net income—($ thousand) (Excludes holding and dormant companies)	$8,307	$(402)	$7,904

Newbuildings and pre-1997 acquired vessels

	First nine months 2003
	Newbuildings	Acquired	Combined
Average number of vessels	13.3	12.0	25.3
Utilization in period	99%	85%	92%
TCE per ship per day	$25,173	$16,552	$21,475
Operating expenses per ship per day	$5,589	$5,790	$5,688
Revenue from vessels, net ($ thousand)	$114,077	$55,576	$169,654
Net income—($ thousand) (Excludes holding and dormant companies)	$39,092	$6,648	$45,739

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997.

Operational cash flow represents net income before interest, depreciation and amortization.

TCE represents gross freight revenue less voyage expenses. Commission is not deducted.

TCE rate given for VLCC and one chartered-in Aframax and one chartered in product carrier takes into account notional operating costs.

Pre-1997 Product carriers, in 2003 data, includes 1995 chartered-in vessel.